Exhibit 99.1

Moolec Science S.A. Receives Nasdaq Staff Memo Supporting Panel Exception Through June 29, 2026 to
Regain Compliance with Stockholders’ Equity Requirement

Moolec Science S.A. (“Moolec” or the “Company”) today announced that Nasdaq Staff has issued a memorandum to the Nasdaq Hearings Panel (the “Panel”) concluding that there is sufficient basis to grant Moolec an exception through June 29, 2026 to demonstrate compliance with the stockholders’ equity requirement set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”), subject to certain disclosure conditions.

The Staff memo reflects Nasdaq’s acknowledgment of the material improvement in Moolec’s balance sheet following a series of accounting and corporate events completed during the fourth quarter of 2025, which the Company believes have restored compliance with the Stockholders´ Equity Requirement.

During December 2025, bankruptcy proceedings involving certain subsidiaries resulted in the transfer of decision-making authority and the Company’s loss of control over those entities. In accordance with IFRS 10.25, the loss of control constituted derecognition events, requiring the removal of the subsidiaries from Moolec’s consolidated financial statements.

Specifically, on December 26, 2025, Bioceres S.A. commenced bankruptcy proceedings, resulting in Moolec’s loss of control over Bioceres S.A. and its wholly owned subsidiary, Bioceres LLC. These derecognition events have resulted in a gain of approximately $91.0 million associated with the loss of control of Bioceres S.A. and an additional gain of approximately $5.2 million associated with the loss of control of Bioceres LLC.

In addition, on December 31, 2025, Theo I SCSp commenced bankruptcy proceedings, resulting in Moolec’s loss of control over that entity and a further derecognition gain of approximately $4.6 million, also recognized in accordance with IFRS 10.25.

The foregoing derecognition events, together with the recognition of intercompany liabilities arising from the loss of control, which were previously eliminated in consolidation, as well as the conversion of certain preference into ordinary shares, have resulted in a substantial increase in Moolec’s stockholders’ equity.

Based on these developments, the Company believes it has regained compliance with the Stockholders’ Equity Requirement. If the Panel grants an exception, Moolec intends to fully satisfy the conditions outlined in the Staff memo and any related Panel requests. Moolec remains focused on maintaining compliance with Nasdaq’s continued listing standards while advancing its strategic priorities and strengthening its financial foundation.

Forward-looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s plan to regain compliance under the Nasdaq rules, performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.